SPRING CREEK CAPITAL CORP.


						March 17, 2009


Ms. Jill S. Davis
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-7010

Re:  Spring Creek Capital Corp., 	Form 8-K, Item 4.01
     Filed March 9, 2009, File No. 000-53339

Dear Ms. Davis:

In response to your letter to Spring Creek Capital Corp. (the
"Company") dated March 12, 2009, the Company responds as follows:

1.	We have amended the referenced filing to state that the
Company's former accountants expressed uncertainty regarding the Company?s ability to service as a going concern in its audit reports for each of the fiscal years ended December 31, 2006 and 2007.

2.	We have amended the referenced filing to specifically state
that during the two most recent fiscal years of the Company and the interim period through the date of termination on March 9, 2009, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements in connection with its report, as required by Item 304(a)(1)(iv) of Regulation S-K.

3.	We have requested the former independent accountants to provide a letter stating whether it agrees with the statements made in the amended Form 8-K.

In connection with this response to the Staff comments, the Company acknowledges that:

-	it is responsible for the adequacy and accuracy of the
      disclosures in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kelly T. Hickel
---------------------
Kelly T. Hickel President and CEO